Exhibit 99.1

Mereo BioPharma and Cancer Focus Fund Announce Partnership for Phase 1b/2 Study of Etigilimab in Clear Cell Ovarian Cancer

Study to be Conducted at The University of Texas MD Anderson Cancer Center

London, UK, Redwood City, Calif. and Houston, Texas, April 30, 2021 - Mereo BioPharma Group plc (NASDAQ: MREO) (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on oncology and rare diseases, and Cancer Focus Fund, LP, a unique venture capital fund established in collaboration with The University of Texas MD Anderson Cancer Center (“MD Anderson”) to provide funding and clinical expertise to advance promising cancer therapies, today announced a partnership to evaluate Mereo’s lead anti-TIGIT therapeutic antibody candidate, etigilimab, in clear cell ovarian cancer, a rare cancer that accounts for approximately 5–10% of all ovarian carcinomas in North America.

The Mereo and Cancer Focus Fund partnership will support a Phase 1b/2 clinical study of etigilimab in combination with an anti-PD-1 antibody in clear cell ovarian cancer, to be conducted at MD Anderson and led by Shannon Westin, MD, MPH, associate professor of Gynecologic Oncology and Reproductive Medicine. The study will be financed by Cancer Focus Fund, in exchange for upfront consideration of $1.5 million of Mereo shares and additional payments based on the achievement of certain milestones.

“We are honored to partner with Cancer Focus Fund on clinical studies of etigilimab in this rare and aggressive form of ovarian cancer,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “This program is the first investment made by Cancer Focus Fund since its inception. We believe that this speaks to the significant potential of etigilimab in the emerging TIGIT space. We look forward to working closely with the Cancer Focus Fund team and with Dr. Westin and her team at MD Anderson to design and execute the trial.”

“Cancer Focus Fund is partnering with MD Anderson to help advance novel anticancer drug candidates through early clinical development, and we are delighted that our first investment is in support of Mereo’s anti-TIGIT antibody, etigilimab,” said Ross Barrett, a founder and Managing Partner of Cancer Focus Fund. “The TIGIT immune receptor is a promising new target for cancer immunotherapy. We welcome the opportunity to collaborate with Mereo and MD Anderson to jumpstart the clinical assessment of etigilimab in clear cell ovarian cancer, which lacks effective treatment options once advanced.”

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has recently advanced into an open label Phase 1b/2 basket study evaluating Anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and a number of gynecological carcinomas including cervical, ovarian and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates: alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD), which is being investigated in an ongoing Phase 2 proof-of-concept study in the U.S. and Europe, for which the Company expects to report top line data in late 2021, and setrusumab for the treatment of osteogenesis imperfecta (OI). In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. In

December 2020, the Company signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc.

About Cancer Focus Fund

The Cancer Focus Fund LP is a unique investment fund established in collaboration with The University of Texas MD Anderson Cancer Center. The fund provides investment support to advance promising cancer therapies that are close to being tested in humans, as well as the clinical trial expertise and infrastructure of MD Anderson and strategic partners Ochsner Health System Precision Cancer Therapies Program New Orleans and the LSU Feist Weiller Cancer Center Shreveport. The fund’s objective is to leverage this unique combination to provide investors with superior risk-adjusted returns. Along with the fund’s partner at MD Anderson, the Cancer Focus Fund provides both capital and translational research expertise with the goal of accelerating the development of novel cancer therapies that result in better outcomes for patients while generating returns for investors.

Disclosures

The University of Texas MD Anderson Cancer Center’s relationship with Cancer Focus Fund, and all research conducted at MD Anderson related to Cancer Focus Fund, has been identified as an institutional financial conflict of interest by MD Anderson’s Institutional Conflict of Interest Committee and therefore is managed under an Institutional Conflict of Interest Management and Monitoring Plan.

Mereo Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the SEC. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300

Denise Scots-Knight, Chief Executive Officer

Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006
Lee Roth
Investors
investors@mereobiopharma.com

Cancer Focus Fund Contact: BLL Partners for Cancer Focus Fund Barbara Lindheim blindheim@bllbiopartners.com	+1 (917) 355-9234

MD Anderson Contact:	+1 (713) 792-9518
Public Relations
Clayton Boldt
crboldt@mdanderson.org